Mail Stop 3561

December 23, 2009

By Facsimile and U.S. Mail

Mr. Michael F. Holloran
President, Chief Executive Officer, Principal Financial Officer
Intelligent Living Corp.
2323 Quebec Street, Suite 221
Vancouver, B.C., Canada V5T 4S7

> **Re: Intelligent Living Corp.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed September 15, 2008**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Filed September 14, 2009**
> **Form 10-Q for the Quarter Ended August 31, 2008**
> **Filed October 20, 2008**
> **Form 10-Q for the Quarter Ended November 30, 2008**
> **Filed January 20, 2009**
> **Form 10-Q for the Quarter Ended February 28, 2009**
> **Filed April 14, 2009**
> **Form 10-Q for the Quarter Ended August 31, 2009**
> **Filed October 20, 2009**
> **File No. 000-25335**

Dear Mr. Halloran:

We have reviewed your response to our letter dated May 21, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

General

1. According to recent news reports, on November 19, 2009 you announced that you entered into a letter of intent with North American Indian Charter of Shipping and Trade, Inc., pursuant to which NAICST would acquire an equity interest in Intelligent Living "based on a business plan to design, produce and deliver 300 units of First Nations reserve housing per year" (11/19/09 article from Market News Publishing), and on November 5, 2009 you announced that Home Automation Inc. appointed you as its distributor for the Turkish market (11/5/09

article from Market News Publishing). Please advise us as to why you did not deem it necessary to file a Form 8-K disclosing the entry into either agreement.

2. We note that at August 31, 2008 there were 487,990,256 shares of your common stock outstanding, and at November 30, 2008 there were 44,614,255 shares of your common stock outstanding. Please supplementally explain how the number of outstanding shares of your common stock changed materially during those three months.

Form 10-K/A for the Fiscal Year Ended May 31, 2008

General

3. All references contained herein to the Form 10-K/A for the fiscal year ended May 31, 2008 are to the proposed Form 10-K/A that is attached to your response letter dated November 19, 2009.

4. We note that you plan to amend your Form 10-KSB. Please note that SEC Release No. 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which require that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A. Please revise the cover page accordingly.

5. We note that your Form 10-K/A did not contain updated certifications from management. As indicated in Exchange Act Rule 12b-15, updated certifications should be provided with each amendment to a quarterly or annual report. Please revise your Form 10-K/A to provide both Section 302 and Section 906 certifications.

6. We note your response to comment one of our letter dated May 21, 2009. Please revise the disclosure in your filing to provide additional information regarding your relationship with Kilia Teknologi. Please note that this comment also applies to your Form 10-K for the fiscal year ended May 31, 2009.

Item 1A. Risk Factors, page 7

No Assurances of Protection of Non-Proprietary Know-How…., page 10

7. We note your response to comment five of our letter dated May 21, 2009 that you do "not hold patents, trademarks or licenses." However, we also note that your risk factor continues to reference "technology know-how and processes which the Company *has developed"* [emphasis added]. Please revise your disclosure to be consistent or advise. Please note that this comment also applies to your Form 10-K for the fiscal year ended May 31, 2009.

Item 2. Properties, page 10

8. We note your response to comment eight of our letter dated May 21, 2009. Please revise the disclosure in your filing to clarify that the information regarding the lease and rent is applicable to both the executive headquarters and the storage and warehouse space. Please note that this comment also applies to your Form 10-K for the fiscal year ended May 31, 2009.

Item 5. Market for the Registrant's Common Stock and Related Shareholder Matters, page 12

Securities Authorized for Issuance under Equity Compensation Plans, page 12

9. We note the addition of a footnote in the table on page 12; however, no footnotes appear below the table. Please advise or revise.

Item 6. Management's Discussion and Analysis, page 15

Plan of Operations, page 19

10. You refer to the 12 month period ending May 31, 2009 in this section. Considering this annual report covers the period ending May 31, 2008, please revise.

Item 7. Financial Statements, page 20

Consolidated Statements of Operations and Comprehensive Loss, page 22

11. We reviewed your response to comment 15 of our letter dated May 21, 2009. We understand from your response that the funding you received during the period from December 2004 through May 2006 was entirely committed to inventory support for your home décor activities and that you believe based on advice you have received that you may recover all costs associated with the shutdown of this business. Even though it appears that you believe the debt and the related accrued interest and beneficial conversion costs are related solely to your home décor business, it appears this debt and the related costs will continue to have a significant impact on the ongoing operations of the company as such debt was not eliminated as a result of the discontinuance per se, but rather is expected to be eliminated through subsequent legal settlement. Any costs which will continue to be incurred by the company, such as costs related to this debt, and costs related to professional and staff time of individuals, if any, who will remain employed by the company, would not qualify to be classified as expenses of discontinued operations. Please revise your proposed amendment to your May 31, 2008 Form 10-KSB to ensure that items classified as discontinued operations on your statements of operations are only those items permitted by paragraph 42 of SFAS

144, or ASC 205-20-45. This comment also should be applied to your Form 10-K for the fiscal year ended May 31, 2009 and your Form 10-Q for the quarterly period ended August 31, 2009. If you continue to believe that no revisions are necessary, explain to us in detail how the items currently classified as discontinued operations comply with GAAP.

Item 8A. Controls and Procedures, page 44

Evaluation of Disclosure Controls and Procedures, page 44

12. We note your revised disclosure in response to comment 18 of our letter dated May 21, 2009, including your statement that your disclosure controls and procedures were designed and effective in ensuring that "material information required to be disclosed in our reports…is accumulated and communicated" to management. Please delete the word "material," as Rule 13a-15(e) under the Exchange Act does not contain this qualifier.

Management's Report on Internal Control Over Financial Reporting, page 44

13. We reviewed your response to comment 19 of our letter dated May 21, 2009 and the proposed revisions to management's report on internal control over financial reporting in your May 31, 2008 Form 10-KSB. We note your statement both in your proposed amendment and in your recently filed Form 10-K for the fiscal year ended May 31, 2009 that you conducted your evaluation based on the criteria in a framework developed by your management pursuant to and in compliance with our guidance. Please note that Item 308T(a)(2) of Regulation S-K requires you to identify the framework that management used in evaluating your internal control over financial reporting. Merely stating that the framework is in compliance with our guidance is not sufficient. Please revise both your proposed amendment to your May 31, 2008 Form 10-KSB and your May 31, 2009 Form 10-K for this matter.

Item 9. Directors, Executive Officers, Promoters, and Control Persons, Compliance with Section 16(a) of the Exchange Act, page 44

14. We note your revised disclosure in response to comment 21 of our letter dated May 21, 2009. You state that Mr. Erbatur "has held these positions for the past 12 years and 10 years respectively." Please clarify, if true, that you are referring to his positions as President of MCM Integrated Technologies Ltd and CEO of ScanTech Imaging Corp. In addition, we note that Mr. Erbatur's length of service in these positions is the same in both the Form 10-K for the fiscal year ended May 31, 2008 and the Form 10-K for the fiscal year ended May 31, 2009; please revise or advise. Finally, in the Form 10-K for the fiscal year ended May 31, 2008 you state that directors "hold office until the next annual meeting of stockholders

following the meeting at which they were elected and until their successors are elected and qualified," but in the Form 10-K for the fiscal year ended May 31, 2009 you state that directors "hold office until their successors are elected by the stockholders or appointed by our board of directors." Please revise your disclosure to explain the change in the term of office of your directors or to make such descriptions consistent.

15. We re-issue comment 22 of our letter dated May 21, 2009 as it relates to our request that you revise your disclosure to refer to Mr. Holloran as you principal financial officer. Please note that this comment also applies to your Form 10-K for the fiscal year ended May 31, 2009.

16. We note your revised disclosure that neither of your directors would be considered independent "under the rules and regulations of the Securities and Exchange Commission." Item 407(a)(1)(i-ii) of Regulation S-K requires the independence of your directors to be determined based on the listing standards of a national securities exchange or inter-dealer quotation system that requires a majority of the board of directors to be independent, taking into account whether you are "a listed issuer whose securities are listed" on such an exchange or quotation system. Please revise your disclosure accordingly.

Item 12. Certain Relationships and Related Transactions and Director Independence, page 48

17. Please advise us as to which agreements listed in the exhibit index represent the arrangements disclosed in Item 12.

Form 10-K for the Fiscal Year Ended May 31, 2009

Cover Page

18. Please revise the title of your report to remove the "SB" designation.

19. Please provide the total number of shares of your common stock outstanding as of a recent practicable date, as opposed to as of the end of the fiscal year covered by the report. Refer to Form 10-K.

Item 5. Market for the Registrant's Common Stock and Related Shareholder Matters, page

Securities Authorized for Issuance under Equity Compensation Plans, page

20. We re-issue comment nine of our letter dated May 21, 2009 with respect to the Form 10-K for the fiscal year ended May 31, 2009.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 46

21. Throughout this section you reference loans made by "the Company's officers" to the company. Please revise your disclosure to identify the officers who made the loans you have described. In addition, please advise us as to which agreements listed in the exhibit index represent the arrangements disclosed in Item 13. Finally, we note that the Secured Promissory Note in the amount of $500,000, payable to Thomas A. Simons, remained outstanding at May 31, 2008; therefore, please advise us as to why it was not disclosed in this section as a related party transaction that existed "since the beginning of [your] last fiscal year," per Item 404(a) of Regulation S-K. Please revise or advise.

Item 15. Exhibits and Financial Statement Schedules, page 48

22. We re-issue comments 29 and 30 of our letter dated May 21, 2009 as they relate to your Form 10-K for the fiscal year ended May 31, 2009.

Signature Page, page 50

23. We re-issue comment 31 of our letter dated May 21, 2009 as it relates to your Form 10-K for the fiscal year ended May 31, 2009.

Forms 10-Q for the Fiscal Periods Ended August 31, 2008, November 30, 2008, February 28, 2009 and August 31, 2009

24. We note your response to comment 34 and await your further response.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder, Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Page
        Jackson & Campbell, P.C.
        Via Facsimile